OmniVall

Investor Presentation | 2020-21 | omnivalle

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The Current State of Venture Capital

Venture Capital is about
access and **deal flow**

Access is **geographica**
concentrated and **une**

Over **75%** of all U.S. ve
deals happen in only **3 r**

These markets have be
oversaturated and **ove**

The Current State of Venture Capital

Innovation and entrepr
talent **exists everywher**

Funneling through every
time, resources, and c

Sustainable **relationshi**
mandatory

Relationships in **unfami**
are **difficult endeavors**

The Future of Venture Capital: Tapping into other Ecosystems


3.6%
Pacific Northwest
($4.8B) +30% (YoY)
5.0%
Midwest
($6.7B) +15%
49.1%
California
($65.6B) -16%
2.8%
Texas
($3.7B) +37%

Year 2019

- The percentages of deals done in Silicon Valley and Boston decreased from past years
- All other regions saw increases in activity with high multiples being realized in the Midwest
- **While still entrepreneurial epicenters, the coasts are and will continue to become less relevant**

MOIC By City (2006-2018)

5.6x	4.8x	4.7x	4.4x	4.2x	3.6x
Chicago	Seattle	Los Angeles	New York City	Bay Area	Boston

What this means for Venture Capital

Like it or not, Silicon Valley is becoming less relevant….

- 2010: Founder moves to SF at request of investor from whom they just raised.
- 2015: Founder lives in SF and raises $$, then leaves.
- **2020: Founder lives anywhere: one, decentralized entrepreneurial ecosystem lives online**

With one of the largest economies in the world, the Midwest provides startups unique access to more than 50 million consumers, has more Fortune 500 companies than anywhere else, and possesses strength across a diverse set of industries.

To see where founders of the future will go, **look at where today's successful companies are opening new offices.** Every hire in one of those offices could be tomorrow's next extraordinary founder.

"We're now seeing th
pockets of technolog
companies ***spring up***
outside of Silicon V
While we may not ha
density of the Silicon
we've found that all th
we need is right her
Michigan. ***Investors***
coming to me."

Ambassador (Startup Co

The Addressable Problem


I'm an Investor!
I'm targeting new markets!
Where's my deal flow?
What about Co-Investors?
Pitchbook?
CB Insights?
LinkedIn?
Cold Calls…
Waiting for soft-intros…
Travel time
Travel expenses
Where should I target?
Attend multiple events…
Attend global conferences…
Host our own?
… and

What OmniValley offers:

Regional Transparency
Access to Connections

- ✓ **Investor to Investors**: Defining Criteria
- ✓ **Investor to Services**: Benefits & Partners
- ✓ **Investor to Portfolios**: Company Promotions
- ✓ **Investor to Markets**: Events & Meetings




OmniValley is an exclusive, online, investor netw
connecting those who invest in venture capital fu
and startup companies to one another

How We Do This: Member Platfor


OmniValley
My Valley
Ecosystem Map
Member List
Geo-Focus
Stage
Check Size
Company/Fund Focus
Industry Verticals
Add Your Map Marker
Morro Ventures
Venture Capital
Morro Ventures is Puerto Rico's first institutional early-stage venture capital firm investing in technology companies across Latin America.
Atlantic Ocean

Mapped Ecosystem Pa

Simple Data Inp

We collect and filter by c

- Direct Investor
- Fund Investor
- Lead Rounds
- Follow-on Investor

- Ge
- St
- Inc
- Ch

We showcase the Inv Ecosystem Builders that strategic partn

How We Do This:
Member Profiles

Member Profiles

Exclusivity means that contact information is readily available:

Email

Phone

Scheduling

Information on past and current funds as well as portfolio and cohort companies

Profiles offer a deeper dive so that you can make connections as efficiently and as quickly as possible



The OV Angels
Angel Group
Social Profiles
omnivalley.co
Facebook
Twitter
AngelList
Crunchbase
LinkedIn
News & Blog Posts
OmniValley VC Blog
Member Documents
Fact
Location: Madison, WI
Founded: 2005
Startups on Omnivalley: 2
Investor Type: Direct Investor, Co-Investor
Organization Overview
Our Firm invests in...
Investment Preferences
Fund Offerings
SAMPLE FUND 1
SAMPLE FUND 2
SAMPLE FUND 3
Portfolio Companies
SAMPLE portfolio
SAMPLE portfolio 2
Google
San Francisco, CA
Series E+
Artificial Intelligence
Team Members
Sarah Jones
CEO
John Smith
Chief Financial Officer
Work & Education
News & Blog Posts

How We Do This: Company Promotio

OmniValley's Featured Companies - Located on OmniValley's My Valley page (home dashboard)

For Members seeking broader exposure for their portfolio companies

Share and learn more about companies from Members

- Investor base
- Core challenges
- Amount raised to date
- Investor and company contacts



TeleVet
Your Pet. Your Vet.
Televet - GAN Ventures' Portfolio Company
Pet Technology
Brought to you by OmniValley Member Gan Ventures
TeleVet is on a mission to elevate the relationship between the 33k veterinary clinics and the 160mm
Through seamless communication ... More
Current Challenges: TeleVet is hiring! Seeking introductions to all-star developers and customer suc
always excited to meet mentors with veterinary expertise or experience building great companies.
Raised to date: $8m Series A
Increasingly, people want restaurant quality food experiences in their own homes. Spark's first product is a smart
set to feed this food revolution. The Spark Grill gets ... More
Current Challenges: Buy a grill! The company just launched pre-orders and they need novice and expert grillmas
and try the product. It starts shipping in July 2020!
Raised to date: $10m Pre-Series A

Companies featured on OmniValley derive from the portfolios of our investor Members
– they are housed within Member profiles and each have outside investment –

How We Do This: Benefits & Partnersh

OmniValley Benefits & Partners

Located on OmniValley's My Valley page (home dashboard)

GSVlabs

GSVlabs - $50 Off Membership

Accelerate Your Portfolio Startups with GSV Passport

Accelerate your portfolio startups with GSV Passport, a platform home to our global founder community and a complete online suite of remote startup tools, guides, discounted services valued at over $800k, and access to industry mentors, and our investor community.

Claim

SALES ACCELERATION GROUP

Sales Acceleration Group Startup Consulting Services

Free 30 Min. Sales Strategy Consultation Call

Help your founders create more leads, top of the funnel opportunities, and revenue to ensure you get a return on your investment.

Sales Acceleration Group specializes in helping Founders and Owners build, grow, and scale their sales teams by improving their process, strategy, and people to accelerate revenue. Our team focuses on increasing revenue by **Evaluating** your portfolio company's current process, team, and tools, **Strategizing** on how to improve their situation, and then we willl help them **Execute** the plan to drive additional revenue. Less

Claim

Via simple intake forms: Men
promote their own services o
within their ne

OmniValley utilizes referral ag
percentages based on each
code found on ou

OmniValley's team works ha
benefits, partners, and servic
targeting investors and their
companie

Source(

How We *Will* Do This: Data Application (Q1

We plan to extrapolate Member data across the platform to launch:

OmniValley Intelligence: a co-investor and portfolio company tracking and visualization tool

14226	Portfolio companies listed on OmniValley
301	Funds listed on OmniValley
113	OmniValley members In Market for their fund or companies


Innovative VC
Venture Capital

Based on company specifics and inputted information on investor preferences, Members can find their next strategic connection relating to their portfolios

Market Opportunity & Size

	Venture Capital	Corporate VC	Limited Partners[1]	Angel Groups	Family Offices	Accelerators
US Coastal[2]	606	174	158	112	145	718
US Non-Coastal	722	133	357	244	401	855
US TAM	**1,328**	**307**	**515**	**356**	**546**	**1,573**
Ex-US TAM	**7,345**	**421**	**309**	**824**	**516**	**3,669**
INVESTOR TAM[3]	**8,673**	**728**	**824**	**1,180**	**1,062**	**5,242**

17,500+
Investor Members

4,000,
Individual M

Source(s): Pitchbook Data, NVCA Yearbook 2020.
(1) Limited Partner (LP) members include, but not limited to: institutional investors, and universities. Defined as: 'Venture Fund Investors' and/or 'Direct Investors'.
(2) California, Massachusetts, New York.
(3) Numbers subject to change; data aggregated as of June 2020.
(4) 300,000+ Angels have made investments over last 2 years as of September 2019. Accredited Individual reporting exceeds 4 million.

Where We Are Now

400+

Member Organizations

200+

Ecosystems

50+

Monthly Active Users

100+

New Member Connections

"Over half of our portfolio companies have a secondary presence outside of Silicon V
*I can admittedly and confidently say that **this movement towards more regional m***

- Clint Chao, Moment Ventures (Bay

"As venture capital continues to become decentralized from of the coasts, it's increa
trusted virtual networks that enable founders and funders to find and connect efficien
best-in-class example of the transparency and discovery the industry needs in

- Jessica Peltz-Zatulove, Hannah Grey, Women in VC Network (N

"We've actually already found others on the platform, and if the network grows large
*into regions that we just don't have the bandwidth to cover, **OmniValley would be a***
***specialized connecting tool.**"*

- Randy Klein, Doris Duke Charitable Foundation (NY

"What OmniValley is doing to highlight my fund and the greater Midwest market need
*notified of other investors wanting to tap into these regions, **those are the connecti***

- Ezra Galston, The Starting Line (

"OmniValley has been a key partner for us as we look to expand 5 LAKES Forum an
***Milwaukee to VCs from elsewhere** interested in deploying capital and resources th*
Lakes."

- Matt Cordio, Startup Milwaukee (Milwaukee Service

*"For younger firms or those with deal flow in unfamiliar markets, **this platform will b***

- Robert Merrick III, France-Merrick Foundation (Baltimore

*"Pitchbook is out of date and controlled by Pitchbook. **OmniValley is time-stamped***
***controlled**. Enough said…"*

- Chris Calder, EPIC Ventures (Salt Lak

Go To Market

STAGE 1 — Q4 2020

Investor Members[1]: 480

Focus
- Launch new platform builds
- Capture market share
  - *30-40 members/mo.*
- Internal operations
- Advisory board formation
- Fundraising

Needs
- Current team (4)
- Internal capital

STAGE 2 — Q1 2021

Investor Members[1]: 750

Focus
- Revenue generation
  - *Platform services*
  - *OmniValley Intelligence*
  - *Startup Company Subscription*
- Member engagement
  - *Platform Coaching*
  - *Created connections*
- Capture market share
  - *50+ members/mo.*
- Tech/Platform iterations
- Talent acquisition
- Board formation

Needs
- Expanded team
  - *Additional Technical Hire*
- Marketing Campaign(s)
- Event Sponsorship(s)
- Payment platform
- External capital

STAGE 3 — Q3 2021

Investor Members[1]: 1,850

Focus
- Revenue generation
  - *Continued*
- Capture market share
  - *100+ members/mo.*
- Tech/Platform iteration
- Talent acquisition
- Company culture

Needs
- Expanded team
  - *Growth Hires*
- Marketing Campaign(s)
- Strategic Partnerships

STAG… — Q1 2…

Investor Members[1]: 1,2…

Focus
- Rev…
- Cap…
- Tech…
- Tale…
- Incr…
- Fun…

Needs
- Exp…
- Mar…
- Stra…
- Exte…

(1) Numbers shown represent the end of the quarter listed
(2) Investor Member numbers include expected churn (70% initially modeled) once Investor Member subscription model occurs

Company Projections

	STAGE 1 2020 Q4	STAGE 2 2021 Q1 – Q4	S (
Revenue Projections	**<$5k/month** Benefits & Partners Company Promotions	**$15k/month** Benefits & Partners Company Promotions **Startup Subscription** **OmniValley Intelligence**	**$200** Benef Compa **Startup** **OmniVal** **Investor Mer**
Investor Members	**480** 	**2,800** 	**4,20** 
Ecosystems	**250** 	**500** 	

(1) Investor Member numbers include expected churn (70% initially modeled) once Investor Member subscription model occurs

Team, Advisory, & Support

Management Team

Grady Buchanan
Chief Executive Officer



Institutional Investments
Venture Capital Fund of Funds
Treasury Sales and Risk Analytics
Madison, WI

Zack Genthe, MBA
Chief Operating Officer



Process Management Consultant
Chemical Engineering
Madison, WI

John Bruehler
Chief Technology Officer



Full Stack Web Developer
Web/SEO Strategist
Madison, WI

Justin Bui, MBA
Chief Product Officer



Tech and Strategy Consultant
Business and Strategy Consultant
Chicago, IL

Advisors

Henry Chi, JD
Chicago, IL



Venture Portfolio Manager, 3+ years
Mentor at Venture For America
Chicago, IL – Los Angeles, CA

Paul Plakut
Milwaukee, WI



Chief Technology Officer, 5+ years
Serial Startup Founder
Milwaukee, WI

Sup

CAPITAL

Global Accelerator Network

GSV

Village

Wisconsin Technology Council

Robe
Investment
The France-M
Balti

Jessica F
Founding Partner, Ha
Denver, CO

Som Pa
Managing Director,
Bang

Craig
Partner, Northwester
Milwa

Company Overview & Funding

Founded: January 2018 In Madison, WI

Team: 4

Industry: Social Network, Internet, Collaboration, Venture Capital

Footprint[1]: 400+ Members,
200+ US Ecosystems
40+ Intl Ecosystems

Funding History: <$20k, In
$100k, Ca
- Conver

QNBV[2]: Approved 2018, 20

Revenue Projections:

YEAR END 2020	YEAR END 2021	YEAR END 2022
$5k ARR	**$200k ARR**	**$3.0M ARI**
Benefits & Partners Company Promotions Startup Company Profiles	Benefits & Partners Company Promotions Platform Notifications OmniValley Intelligence	Benefits & Partr Company Promo Events & Meeti OmniValley Intelli Member Subscrip

(1) Numbers generated as of November 2020.
(2) QNBV: Qualified New Business Venture, defined as: The program provides tax credits to eligible Angel and Venture Fund investors who make cash equity investments in qualified early-stage businesses. If a are met, investors receive a Wisconsin income tax credit equal to 25 percent of the value of the investment made in the certified company.

Raising: $250K
Seeking strategic partners

USE OF CAPITAL:

Platform and Technology (60%
Sales and Marketing Spend (25%
Company Operations (15%

OmniValley

www.omnivalley.co

GRADY BUCHANAN, CEO
grady@omnivalley.co
(414) 614-5213

ZACK GENTHE, COO
zack@omnivalley.co
(608) 843-9225

JOHN BRUEHLER, CTO
john@omnivalley.co
(217) 201-4787

JUSTI
justi

Appendix

Future Product Roadmap



Member Organization Count
Bolded = major technical milestone(s)
500
0
MVP phase testing on existing site company data
Company upload feature integrated
Company Pages built
Administration tools built
Network mapping visualizations
Soft launch with select Members
Platform tracking and analytics enhancements
Payments infrastructure
Platform-linked marketing efforts to promote new feature(s)
OmniValley ‘Intell
Live Launc
340
Member feedback and integration
370
Marketing for collection on company data
400
Member feedback and integration
440
Questionnaires and feedback loops created
480
Substantial marketing efforts and outbound reach
540
August
September
October
November
December
January
2020
2021

Competitive Advantages

Real-Time, Accurate Information & Intent

Data entered by members is visibly stored on their own profile and can be sent via promotional tools available on the platform.

The OmniValley team timestamps profile data for the viewership of other members but will not input information on member profiles once registered; all will be completed and shared at the member's discretion.

Member Differentiation

Endowments, foundations, corporate and state pension plans are inherently private and remain inactive on competitor platforms.

Our future plans account for *all* of the participants within *all* startup ecosystems, but our personal network of these select limited partners makes the platform conducive to also those managing sizeable assets.

Focuse
Region

Born in the Midwest, O
showcases and promot
currently underserved a
ventured markets.

Every entrepreneurial e
represented equally an
platform members. Per
markets no longer go o
our tools and member a
geological constraints.

Why OmniValley Matters to Us…

An **entrepreneurial city** pursues innovative strategies intended to maintain or enhance its econ
competitiveness to other cities and economic spaces.

Why would an ecosystem or city want to focus on entrepreneurs?

Entrepreneurs Create New Businesses
Entrepreneurship is important as it has the ability to improve standards of living and create wealth, not only for the entrepreneurs, but also for related businesses.

Entrepreneurs Add to National Income
Economy wise, higher earnings thanks to entrepreneurship can help boost national income and tax revenue.

Entrepreneurs Create and Distribute Wealth

Entrepreneurship Encourages Innovatio
Entrepreneurs help drive change with innovation, v
improved products enable new markets to be deve

Community Development
Entrepreneurs contribute in other ways as well, su
investing in community projects and supporting loc

Entrepreneurs Also Create Social Chang

Entrepreneurs no longer have to sacrifice the life they want for the rat race. With hyper-connected neigh
overheads, and towns that support entrepreneurship, CEOs can launch scalable ventures from afforda

Watch for the next big startup stories to come from small towns. WE strive to make this a